UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: April 30 to May 31, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Acquisition of an Interest in "Gevo" an innovative company developing bio-products
EX-99.2: Total and INPEX launch the offshore FEED for the Ichthys LNG project, Australia
EX-99.3: GDF SUEZ and Total team up for the EPR project in Penly
EX-99.4: First Quarter 2009 Results
EX-99.5: New discovery on the Moho-Bilondo License, Republic of Congo
EX-99.6: Start-up of production of the Tahiti field, Gulf of Mexico
EX-99.7: Inauguration of the South Hook LNG re-gasification Terminal, United Kingdom
EX-99.8: First Quarter 2009 Financial Results of Total Gabon
EX-99.9: 2009 General Meeting Report
EX-99.10: New offshore exploration permit for Total in the Nile Basin, Egypt

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: June 2, 2009	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total’s Corporate Venture Acquires an Interest in “Gevo” an innovative company developing bio-products (April 30, 2009)

•	EXHIBIT 99.2:	Total and INPEX launch the offshore FEED for the Ichthys LNG project in Australia (April 30, 2009)

•	EXHIBIT 99.3:	GDF SUEZ and Total team up for the EPR project in Penly (May 4, 2009)

•	EXHIBIT 99.4:	First Quarter 2009 Results (May 6, 2009)

•	EXHIBIT 99.5:	Republic of Congo: New discovery on the Moho-Bilondo License (May 6, 2009)

•	EXHIBIT 99.6:	Start-up of production of the Tahiti field in the Gulf of Mexico (May 6, 2009)

•	EXHIBIT 99.7:	United Kingdom: Inauguration of the South Hook LNG re-gasification Terminal, the Largest in Europe (May 12, 2009)

•	EXHIBIT 99.8:	Total Gabon: First Quarter 2009 Financial Results (May 14, 2009)

•	EXHIBIT 99.9:	2009 Annual Shareholders Meeting Report (May 15, 2009)

•	EXHIBIT 99.10:	Egypt: Total enters into an offshore exploration permit in the Nile Basin (May 18, 2009)